SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION


Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. 1)


Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

         /X/      Preliminary Proxy Statement

         / / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

         / /      Definitive Proxy Statement

         / /      Definitive Additional Materials

         / /      Soliciting  Material  Pursuant  to  Section  240.14a-11(c)  or
                  Section 240.14a-12


--------------------------------------------------------------------------------

                (Name of Registrant as Specified In Its Charter)

                      THE TANDYCRAFTS FULL VALUE COMMITTEE
                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                                 MARK E. SCHWARZ
                            NEWCASTLE PARTNERS, L.P.
                               JAMES R. HENDERSON
                                   GLEN KASSAN
                                  HAROLD SMITH
                                 STEVEN WOLOSKY
--------------------------------------------------------------------------------

                   (Name of Persons(s) Filing Proxy Statement)

               Payment of Filing Fee (Check the appropriate box):

         /X/      No fee required.

         / / Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------


         (2)      Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

--------------------------------------------------------------------------------


         (4)      Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------


         (5)      Total fee paid:
--------------------------------------------------------------------------------


         / /      Fee paid previously with preliminary materials:
--------------------------------------------------------------------------------


         / /     Check  box if any part of the fee is  offset  as  provided  by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount Previously Paid:

--------------------------------------------------------------------------------


         (2)      Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------


         (3)      Filing Party:

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         (4)      Date Filed:

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                                       -2-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED OCTOBER 5, 2000



                       2000 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                TANDYCRAFTS, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                      THE TANDYCRAFTS FULL VALUE COMMITTEE
                            -------------------------

                    PLEASE MAIL THE ENCLOSED GOLD PROXY CARD


         Steel Partners II, L.P. is the largest stockholder of Tandycrafts, Inc., a Delaware corporation (the "Company"), and a member of The Tandycrafts Full Value Committee (the "Committee"). The Committee is writing to you in connection with the election of directors to the Company's Board of Directors at the next annual meeting of stockholders. The Committee has nominated its slate of directors in opposition to the incumbent Board of Directors (the "Company Board"). The Committee believes that recent actions of the Company Board are not in the best interests of the Company's stockholders. The Committee is convinced that a more thorough investigation of strategic alternatives, and a greater dedication to maximizing stockholder value, will only be achieved through the election of the Committee's slate.

         This proxy statement (the "Proxy Statement") and the enclosed GOLD proxy card are being furnished to stockholders of the Company by the Committee, in connection with the solicitation of proxies from the Company's stockholders to be used at the 2000 Annual Meeting of Stockholders of the Company, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the "Annual Meeting"), to elect the Committee's nominees, Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan, Harold Smith and Steven Wolosky (the "Nominees") to the Company Board. As Nominees for director, Messrs. Lichtenstein, Schwarz, Henderson, Kassan, Smith and Wolosky are deemed to be participants in this proxy solicitation. As members of the soliciting group, Steel Partners II, L.P. and Newcastle Partners, L.P. are also deemed to be participants in the proxy solicitation. The principal executive offices of the Company are located at 1400 Everman Parkway, Fort Worth, Texas 76140. This Proxy Statement and the GOLD proxy card are first being furnished to the Company's stockholders on or about October __, 2000.

         The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as of _______, 2000 (the "Record Date") and has set ________, 2000 as the date of the Annual Meeting. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share (as defined herein) held on the Record Date. According to the Company, as of the Record Date, there were _________ shares of common stock, $1.00 par value per share (the "Shares"), outstanding and entitled to vote at the Annual Meeting. The Committee, along with all of the participants in this solicitation, are the beneficial owners of an aggregate of 1,801,300 Shares which represents approximately 14.8% of the Shares outstanding (based on information publicly disclosed by the Company). The Committee intends to vote such Shares for the election of the Nominees.

         THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

         The Committee is soliciting proxies for the election of the Nominees to the Company Board. The Committee is not aware of any other proposals to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion.

                                    IMPORTANT

         Your vote is important, no matter how many or how few Shares you own. The Committee urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

         The Nominees are committed, subject to their fiduciary duty to the Company's stockholders, to giving all the Company's stockholders the opportunity to receive the maximum value for their Shares. A vote FOR the Nominees will enable you - as the owners of the Company - to send a message to the Company's Board that you are committed to maximizing the value of your Shares.

o If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Committee, c/o Mackenzie Partners, Inc., in the enclosed envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card. The Committee urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the Committee, c/o Mackenzie Partners, Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.


                    If you have any questions regarding your proxy, or need assistance in voting your
                              Shares, please call:

                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                       E-mail: proxy@mackenziepartners.com
                          (212) 929-5500 (Call Collect)

                                       or

                          CALL TOLL FREE (800) 322-2885

PROPOSAL I - ELECTION OF DIRECTORS

Why You Should Vote For Nominees


         The Committee believes that the election of the Nominees represents the best means for the Company's stockholders to maximize the value of their Shares. The Committee, as the largest stockholder of the Company, has a vested interest in the maximization of the value of the Shares. In considering who is best capable of maximizing value, the Committee shares the frustration of the Company's stockholders in the Board's inability to maximize stockholder value.


         The Committee believes that the Company's stock price over the past several years, during one of the greatest bull markets in history, demonstrates the Board's failure to create value for its stockholders.

         o According to information contained in management's Proxy Statement for the 1999 Annual Meeting of Stockholders (the "Management Proxy Statement"), during the period from June 30, 1994 through June 30, 1999, the Company's share price performance has trailed the Russell 2000 Index and a peer group index selected by the Company by a significant margin.

         o According to the Management Proxy Statement, during this period the cumulative total returns for the Russell 2000 Index was approximately 103%, the Company's peer group index lost approximately 18% of its value, and the Company's Shares actually lost approximately 73% of their value.

         o At June 30, 2000, the Company's stock price was $2.813 per Share. Since then, the stock price has been languishing below $3.00 per Share and closed at $2.13 per Share on September 14, 2000.


         It is the Committee's opinion that the Company's lackluster stock price performance is reflective of the Company's losses from continued and discontinued operations. Upon consummation of the Company's divestiture of 121 leather and crafts retail stores and related manufacturing operations during the quarter ended December 31, 1998, the Company's public filings reflect that it recorded a loss of approximately $11.1 million. Shortly thereafter, the Company suffered a significant loss in connection with the sale and subsequent reacquisition of Cargo Furnitures, Inc. ("Cargo"). After the sale of Cargo, the former subsidiary determined that it required additional capital in order to complete its restructuring program. In January 1999, Cargo defaulted on its bank term note agreement which was guaranteed by the Company. After complying with its obligations under the guaranty, the Company determined that recovery of the approximately $2.5 million note balance as well as certain receivables from
Cargo was not probable. As a result, loss provisions of approximately $3.5 million were recorded for the quarter ended December 31, 1998. After making the guaranty payment, the Company acquired 100% ownership of Cargo, resulting in an additional $602,000 operating loss for the fiscal year ended June 30, 1999^. After reporting a net loss of over $23 million for the fiscal year ended June 30, 1999, the Company formulated a plan to dispose of the gifts and office supplies divisions in order to concentrate on the frames and wall decor divisions which management believed were the Company's "core" businesses. In a press release issued by the Company on February 15, 2000, management announced that it had already begun to implement this strategy and, going forward, intended to divest the non-core businesses.


         o The Committee believes that management's efforts to implement this strategy was too late to maximize the value of the Shares of the Company.


         o The sales of the Rivertown Button, Licensed Lifestyles, J-Mar and Sav-On Office Supplies businesses were consummated in a period of less than six months.


         o Ultimately, the sale of the gifts and office supplies units resulted in a loss of $7.3 million for the fiscal year ended June 30, 2000.

         o The Committee believes that the Company has performed poorly since the sale of the gifts and office supplies units and that management has failed to recognize that there is room for further divestitures of its weaker businesses.


         o As announced in a recent press release, the Company had a net loss for continuing operations of approximately $10.7 million, or $0.88 per share, and $12.4 million, or $1.02 per share, for the fourth quarter and fiscal year ended June 30, 2000, respectively.

         In the Committee's opinion, the Company's poor performance and the shortsighted implementation of the divestiture strategy demonstrates the Company Board's lack of dedication to pursuing the best interests of the stockholders and maximizing stockholder value.


         In the Management Proxy Statement, management states that the Compensation Committee has developed and implemented a compensation program that will reward and retain management talent required "to achieve the [Company's] objectives and to increase stockholder value." Surprisingly, while the Company has sustained significant losses over the past four years, compensation awarded to certain officers of the Company has steadily increased. In particular, Michael Walsh, President and Chief Executive Officer of the Company since April 1996, has reaped significant monetary benefits despite the Company's weak performance. As provided in the Company's public filings, for the fiscal years ended June 30, 1997, 1998 and 1999, Mr. Walsh received an aggregate of $583,750 in salary, $188,400 in bonuses, and $109,774 for all other compensation including retirement benefits. During the comparable period, under the management of Mr. Walsh, the Company suffered a staggering aggregate loss of approximately $21 million. The Committee believes that the high levels of compensation awarded to management despite significant losses incurred by the Company demonstrates management's indifference to the interests of the stockholders as well as management's inability to maximize stockholder value.


         For these reasons, the Committee believes that the value of the Company has not been maximized by the Board and believes that the election of the Nominees represents the best means for stockholders to maximize the present value of their Shares. If elected, the Nominees will, subject to their fiduciary duties, explore alternatives to maximize stockholder value including, but not limited to (i) selling the Company by means of a merger, tender offer or otherwise; (ii) expanding the Company's frame business through acquisitions;
(iii) divesting the non-core assets of the Company utilizing a nationally recognized investment banking firm; and (iv) adopting a stock repurchase program. Additionally, if elected, the Nominees will retain a nationally recognized investment banking firm to assist in the review and implementation of the alternatives that the Nominees believe will maximize stockholder value for all of the Company's stockholders.

The Nominees

         The following information sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominees. This information has been furnished to the Committee by the Nominees. Where no date is given for the commencement of the indicated office or position, such office or position was assumed prior to September 1, 1995. Each person listed below is a citizen of the United States.


         Warren G. Lichtenstein (35) is one of the nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing
Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. ("Steel Partners"), since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel Partners from 1993 and prior to January 1, 1996. For information regarding Steel Partners and Steel LLC, see below under "Participant Information." Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., a provider of database development and website design and development services, WebFinancial Corporation, a commercial and consumer lender, Puroflow, Incorporated, a designer and manufacturer of precision filtration devices, PLM International, Inc., an equipment leasing company, Tech- Sym Corporation, an electronics engineering and manufacturing company, CPX Corp., a company with no significant operating business. He is a former director of Saratoga Beverage Group, Inc., a beverage manufacturer and distributor, Alpha Technologies, Inc., an electronics components manufacturer,and SL Industries, Inc., a designer and manufacturer of data quality systems. Mr. Lichtenstein also served as Chairman of the Board of Aydin Corporation, a provider of products and systems for the acquisition and distribution of information over electronic communications media, from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced transaction with L-3. As of the Record Date, Mr. Lichtenstein beneficially owned 1,537,100 Shares, all of which were owned by Steel Partners. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of Shares during the past two years, see Schedule I.

         In late 1995, Steel Partners commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc., a provider of outpatient services and medical equipment rentals ("MICA"). MICA was ultimately sold for $11.75 per share, a 42% increase over the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel Partners' proxy solicitation. In connection with this contest, MICA initiated an action against Steel Partners, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al., Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel Partners received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel Partners would assume control of the Board of MICA. The Steel Partners designees did not assume control because MICA was sold at a substantial premium to its market price.

         Mark E. Schwarz (39) is one of the nominees for director. Mr. Schwarz has served as the sole general partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm, since 1993. For information regarding Newcastle, see below under "Participant Information." Mr. Schwarz was also Vice President and Manager of Sandera Capital, L.L.C, a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors, L.L.C., a Hunt-affiliated registered investment advisor from May 1993 to 1996. Mr. Schwarz is a director of Bell Industries, Inc., a computer systems integrator. As of the Record Date, Mr. Schwarz beneficially owned 264,200 Shares, all of which were owned by Newcastle. The business address of Mr. Schwarz is c/o Newcastle, 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. For information regarding Mr. Schwarz's purchases and sales of Shares during the past two years, see Schedule I.

         James R. Henderson (42) is one of the nominees for director. Since August 1999, Mr. Henderson has been a Vice-President of Steel Partners Services, Ltd., an affiliate of Steel Partners. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin Corporation, which included a tenure as President and Chief Operating Officer from October 1998 to June 1999. Prior to his employment with Aydin, Mr. Henderson was employed as an executive with UNISYS Corporation, an e-business solutions company. Mr. Henderson is a director of the following publicly held companies: Tech-Sym Corporation, an information services and technology company, and ECC International Corp, a designer and manufacturer of computer-controlled simulators. As of the date hereof, Mr. Henderson did not beneficially own any Shares. The business address of Mr. Henderson is 150 East 52nd Street, 21st Floor, New York, New York 10022.


         Glen Kassan (57) is one of the nominees for director. Since October 1999, Mr. Kassan has been a Vice-President of Steel Partners Services, Ltd., an affiliate of Steel Partners. From 1997 to 1998, Mr. Kassan served as Chairman and Chief Executive Officer of Long Term Care Services, Inc., a privately owned healthcare services company which he co-founded in 1994, and which he initially served as Vice Chairman and Chief Financial Officer. As of the date hereof, Mr. Kassan did not beneficially own any Shares. The business address of Mr. Kassan is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         Harold Smith (76) is one of the nominees for director. Mr. Smith has been retired since 1999. From 1982 to 1999, Mr. Smith served as President of Funding Merchandising Resources Corporation (F.M.R.C.), a firm specializing in consulting distressed retail companies. Prior to his employment with F.M.R.C., Mr. Smith was the President and Chief Operating Officer of Woolco, a division of F.W. Woolworth. As of the date hereof, Mr. Smith did not beneficially own any Shares. Mr. Smith's business address is 4230 Deste Court, Apartment 102, Lake Worth, Florida 33467.


         Steven Wolosky (44) is one of the nominees for director. For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Steel Partners. Mr. Wolosky is also a director of CPX Corp. and Assistant Secretary of WHX Corporation, a holding company principally operating steel manufacturing businesses. As of the date hereof, Mr. Wolosky did not beneficially own any Shares of the Common Stock of the Company. Mr. Wolosky has not purchased or sold any Shares of the Common Stock of the Company in the past two years. The business address of Mr. Wolosky is 505 Park Avenue, New York, New York 10022.


         The Nominees will not receive any compensation from the Committee for their services as a director of the Company. On December 7, 1999, Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares, (ii) they formed a group in order to evaluate whether to nominate a slate of directors to the Board and solicit written consents or votes at the Annual Meeting for their slate of directors for the Board and (iii) Steel Partners agreed to bear all expenses incurred in connection with the nomination of persons to the Board, including approved expenses incurred by any of the nominees in the solicitation of written proxies or votes by Steel Partners. Pursuant to an amendment to the Joint Filing Agreement, Messrs. Henderson, Kassan and Smith agreed to be included as members of the group formed by Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz, and each of the parties agreed to serve as a director of the Company if elected at the Annual Meeting. Other than as stated above, there are no arrangements or understandings between the Committee and each Nominee or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Nominees to serve as a director of the Company if elected as such at the Annual Meeting. The Nominees have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. Except as provided for under "Legal Proceedings" herein, none of the nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

         The Committee does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to do so, the Shares represented by the enclosed GOLD proxy card will be voted for alternate nominees. In addition, the Committee reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws, including increasing the size of the Board, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute or additional nominees.

         YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

                           VOTING AND PROXY PROCEDURES

         Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, the Committee believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting are the Shares.

         Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. Election of the Nominees requires the affirmative vote of a plurality of the Shares represented and entitled to vote at the Annual Meeting. Shares for which proxies are marked "abstain" will be treated as Shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" Shares that are voted by brokers only on some of the proposals will nevertheless be treated as present for purposes of determining the presence of a quorum on all matters but will not be entitled to vote on any proposal which the broker does not have discretionary voting power and has not received instructions from the beneficial owner ("broker non-votes"). Directors are elected by a plurality and the nominees who receive the most votes will be elected. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election.

         Stockholders of the Company may revoke their proxies at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Committee in care of Mackenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to the Company at 1400 Everman Parkway, Fort Worth, Texas 76140 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of Mackenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that the Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

         IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE COMPANY BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES


         The solicitation of proxies pursuant to this Proxy Statement is being made by the Committee. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.


         The Committee has retained Mackenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which Mackenzie Partners will receive a fee not to exceed $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Mackenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Committee has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Committee will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Mackenzie Partners, Inc. will employ approximately 25 persons to solicit the Company's stockholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by the Committee. If the Nominees are elected to the Company Board, the Committee intends to seek reimbursement of the costs of this solicitation from the Company. Unless otherwise required by law, the Committee does not currently intend to submit the question of reimbursement of the costs of this solicitation to a stockholder vote. Costs of this solicitation of proxies are currently estimated to be approximately $[ ]. The Committee estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[ ].

                             PARTICIPANT INFORMATION

         The general partner of Steel Partners is Steel LLC, a Delaware limited liability company. The principal business of Steel Partners is investing in the securities of micro-cap companies. The principal business address of Steel Partners and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. Glen Kassan and James Henderson are Vice Presidents of Steel Partners Services, Ltd., an affiliate of Steel Partners. As of the date hereof, Steel Partners is the beneficial owner of 1,537,100 Shares. Steel LLC does not beneficially own any Shares on the date hereof, except by virtue of its role in Steel Partners. For information regarding Steel Partners purchases and sales of Shares during the past two years, see Schedule I.

         Harold Smith is a retired consultant. Mr. Smith does not beneficially own any Shares.

         Steven Wolosky is a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP. Mr. Wolosky does not beneficially own any Shares.

         Newcastle is a Texas limited partnership. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Newcastle is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. Mark E. Schwarz is the sole general partner of Newcastle. As of the date hereof, Newcastle was the beneficial owner of 264,200 Shares. For information regarding the purchases and sales of Shares during the past two years by Newcastle, see Schedule I.

         The Board of Directors of the Company has a single class of directors. At each annual meeting of stockholders, the directors are elected to a one-year term. The Nominees, if elected, would serve as directors for the term expiring in 2001 or until the due election and qualification of their successors. The Committee has no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.

                                LEGAL PROCEEDINGS

         On August 22, 2000, the Company filed a complaint in the United States District Court, Northern District of Texas, naming Steel Partners, Newcastle and Messrs. Lichtenstein and Schwarz as defendants (the "Defendants"). The complaint alleges that the Defendants have violated Section 13(d) of the Securities Exchange Act, Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder. The complaint states that the Schedule 13D, as amended, filed by the Defendants were materially false and misleading in that, among other things, they did not disclose on a timely basis, or at all, that: (i) Defendants intended to seek control of the Company through a proxy contest or consent solicitation with the objective of forcing a sale of the Company; (ii) Defendants had a history of taking positions in target companies and replacing incumbent directors; (iii) Defendants had agreements, arrangements and understandings with other stockholders in connection with the acquisition of Shares of the Company; and (iv) Defendants were acting in concert with each other or as a "group" with other persons or entities who, in concert with them, acquired Shares for the purposes of effecting a change in control of the Company. In its pleadings, the Company requests, among other things, that the Court enjoin the Defendants from engaging in any further activities with respect to the Shares until they have made adequate disclosures, soliciting and delivering any proxy, consent or authorization with respect to the Shares, acquiring or attempting to acquire additional Shares, voting any Shares acquired after the filing of Defendants' initial Schedule 13D, otherwise controlling or influencing or attempting to control or influence in any manner the management or business policies and decisions of the Company, or taking or attempting to take any other steps in furtherance of any plan to change or influence the control of the Company. The Company has also requested that the Court enter an order requiring Defendants to divest themselves of all Shares acquired after the filing of the initial Schedule 13D filing and declaring that the Company is entitled to refuse to recognize any votes cast with respect to the Shares on behalf of any Defendants. The Defendants believe that these claims are without merit and will vigorously defend these allegations.


         On September 18, 2000, Steel Partners filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, naming as defendants the Company Board and the Company. The complaint alleges that the Company Board has breached its fiduciary duties by falsely suggesting that Steel Partners is part of a "group" holding in excess of 15% of the Company's Shares. Among other things, the complaint seeks a declaratory judgment that Steel Partners is not an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law and that Steel Partners is not an acquiring person under the Company's Rights Agreement dated May 19, 1997 (the "Rights Agreement"). The complaint also seeks a preliminary and permanent injunction prohibiting the Company from declaring a "distribution date" under the Rights Agreement.

           CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND THE COMPANY

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transactions, or series of similar transactions, or is indebted to the Company since July 1, 1999 with respect to any Shares of the Company; or (iii) knows of any transactions since July 1, 1999, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by the Committee or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party. However, the Committee has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that it might consider in the event that the Nominees are elected to the Board. In addition, if and to the extent that the Committee acquires control of the Company, the Committee intends to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         The Committee is unaware of any other matters to be considered at the Annual Meeting. However, the Committee has notified the Company of its intention to bring before the Annual Meeting such proposals as it believes to be appropriate. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

         The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. To date, the Committee has not had access to the books and records of the Company.


                                     THE TANDYCRAFTS FULL VALUE COMMITTEE




                                     October 5, 2000

                                   Schedule I
                                   ----------

                Transactions in the Shares for the Last Two Years
                -------------------------------------------------


Shares of Common Stock               Price Per                    Date of
       Purchased                       Share                     Purchase
       ---------                       -----                     --------


                             STEEL PARTNERS II, L.P.
                             -----------------------
         1,000                        2.40500                     4/15/99
         5,500                        2.40500                     4/15/99
        13,200                        2.38133                     4/16/99
        10,000                        2.40500                     4/19/99
         2,700                        2.34250                     4/20/99
           500                        2.85000                     5/03/99
         5,000                        2.79000                     5/06/99
         1,400                        2.78000                     5/07/99
         5,000                        2.79000                     5/10/99
         1,000                        3.09750                     7/26/99
        18,100                        3.22466                     7/27/99
         2,000                        3.22750                     7/30/99
         9,300                        3.22750                     8/02/99
        38,200                        3.24680                     8/03/99
         2,600                        3.16500                     8/05/99
           200                        3.36250                     8/06/99
        10,400                        3.28399                     8/09/99
         5,000                        3.22750                     8/10/99
         7,900                        3.16500                     8/16/00
        38,000                        3.18934                     8/17/99
        11,800                        3.10250                     8/19/99
         7,700                        3.10250                     8/20/99
        26,900                        3.20403                     8/23/99

Shares of Common Stock               Price Per                    Date of
       Purchased                       Share                     Purchase
       ---------                       -----                     --------

         1,000                        3.23750                     8/24/99
        70,000                        3.31000                     8/25/99
         1,800                        3.23750                     8/26/99
         7,300                        3.23750                     8/27/99
         1,700                        3.23750                     8/30/99
        26,500                        3.23750                     8/31/99
         2,000                        3.23750                     9/02/99
           400                        3.23750                     9/03/99
        14,400                        3.23750                     9/10/99
        21,000                        3.32000                     9/15/99
        12,600                        3.21680                     9/20/99
        50,000                        3.19500                     9/22/99
        13,100                        3.21890                     9/23/99
         6,000                        3.23710                     9/24/99
        15,000                        3.22750                     9/27/99
        15,000                        3.24750                     9/28/99
        45,100                        3.20190                     9/29/99
        15,600                        3.17500                     9/30/99
        70,000                        3.19500                     9/30/99
         8,000                        3.23750                    10/04/99
        60,400                        3.16090                    10/06/99
         8,000                        3.16720                    10/07/99
         5,000                        3.23750                    10/12/99
         3,700                        3.17500                    10/15/99
         4,100                        3.17500                    10/18/99
        18,300                        3.27750                    10/20/99
        15,000                        3.09170                    10/21/99
         7,000                        3.16500                    10/22/99
        23,000                        3.18320                    10/22/99
         4,200                        3.16500                    10/26/99

Shares of Common Stock               Price Per                    Date of
       Purchased                       Share                     Purchase
       ---------                       -----                     --------

        10,000                        3.17500                    10/27/99
       212,700                        3.13273                    10/27/99
         3,000                        3.22750                    10/28/99
        25,000                        3.26750                    10/28/99
         1,200                        3.29000                    11/05/99
        10,000                        3.29000                    11/08/99
        28,000                        3.30000                    11/08/99
         2,400                        3.28000                    11/09/99
        13,100                        3.27237                    11/11/99
         2,700                        3.28000                    11/12/99
         7,500                        3.30000                    11/12/99
         5,000                        3.23750                    11/15/99
         5,000                        3.30000                    11/16/99
        65,900                        3.39500                    11/16/99
         7,000                        3.30000                    11/23/99
        15,000                        3.34250                    11/24/99
       355,000                        3.27000                    12/07/99



Shares of Common Stock               Price Per                    Date of
       Purchased                       Share                     Purchase
       ---------                       -----                     --------


                            NEWCASTLE PARTNERS, L.P.
                            ------------------------


         1,000                        3.31000                    11/15/99
         6,000                        3.31000                    11/16/99
         3,200                        3.29500                    11/24/99
         2,000                        3.29500                    11/26/99
         2,000                        3.29500                    11/29/99
         1,900                        3.29500                    11/30/99
         5,100                        3.29088                    12/01/99

         2,000                        3.29000                    12/02/99
        15,000                        3.30630                    12/03/99
        21,000                        3.29000                    12/06/99
       205,000                        3.27049                    12/07/99


                             WARREN G. LICHTENSTEIN
                             ----------------------

                                      NONE


                                 MARK E. SCHWARZ
                                 ---------------

                                      NONE


                               JAMES R. HENDERSON.
                               -------------------

                                      NONE


                                   GLEN KASSAN
                                   -----------

                                      NONE


                                  HAROLD SMITH
                                  ------------

                                      NONE


                                 STEVEN WOLOSKY
                                 --------------

                                      NONE
--------
     1 By virtue of his position with Steel Partners II, L.P., Mr. Lichtenstein has the power to vote and dispose of the Company's Shares owned by Steel Partners II, L.P. Accordingly, Mr. Lichtenstein is considered the beneficial owner of the Shares of the Company owned by Steel Partners II, L.P.
     2 By virtue of his position with Newcastle Partners, L.P., Mr. Schwarz has the power to vote and dispose of the Company's Shares owned by Newcastle Partners, L.P. Accordingly, Mr. Schwarz is considered the beneficial owner of the Shares of the Company owned by Newcastle Partners, L.P.

                                    IMPORTANT


         Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give Steel Partners your proxy FOR the election of the Nominees by taking three steps:


         1.       SIGNING the enclosed GOLD proxy card,


         2.       DATING the enclosed GOLD proxy card, and


         3. MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. The Committee urges you to confirm in writing your instructions to the Committee in care of at the address provided below so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact, Mackenzie Partners, Inc. at the address set forth below.


                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                       E-mail: proxy@mackenziepartners.com

                                       or

                          CALL TOLL FREE (800) 322-2885

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED OCTOBER 5, 2000


              TANDYCRAFTS, INC. 2000 ANNUAL MEETING OF STOCKHOLDERS

    THIS PROXY IS SOLICITED ON BEHALF OF THE TANDYCRAFTS FULL VALUE COMMITTEE

The undersigned appoints Warren G. Lichenstein and Mark E. Schwarz and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Tandycrafts, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the 2000 Annual Meeting of Stockholders of the Company, and including at any adjournments or postponements thereof and at any special meeting called in lieu thereof, as follows:


1.   ELECTION OF DIRECTORS:                      FOR  WITHHOLD     FOR ALL
                                                 ALL     ALL   Except nominee(s)
        Nominees: Warren Lichtenstein, Mark                      written below
        Schwarz, James Henderson, Glen Kassan,  [   ]   [   ]      [   ]
        Harold Smith and Steven Wolosky

        ------------------------------------

2. In their discretion with respect to any other matters as may properly come before the Annual Meeting.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposal, this proxy will be voted FOR the election of the Nominees, or any substitutions or additions thereto.

         This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  _________________________________, 2000.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.


 -------------------------------------------------------
(Signature)


 -------------------------------------------------------
 (Signature, if held jointly)


 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.


         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!